Exhibit 99.1

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Launches Secured Notes Offering

LONDON, June 28, 2017 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that it has launched an offering of senior secured notes (the “Offering”) in an aggregate principal amount of $400 million (the “Notes”). Interest will be payable quarterly. The interest rate, offering price and other terms will be determined at the time of pricing of the Offering, subject to market conditions. The Company intends to use the net proceeds of the Offering to redeem in full the Company’s outstanding 10.000% First Priority Secured Notes due 2019 (the “2019 Notes”), to repay in full all borrowings under and terminate the Company’s revolving credit facility, and to pay costs, fees and expenses related to the Offering. This press release does not constitute a notice of redemption for the 2019 Notes, which would, subject to the pricing and closing of the Offering, be issued in accordance with the terms of the indenture governing the 2019 Notes.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold within the United States or to U.S. persons, except to “qualified institutional buyers” in reliance on the exemption from registration provided by Rule 144A and to certain persons in offshore transactions in reliance on Regulation S. You are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. This announcement does not constitute an offer to sell or the solicitation of an offer to buy Notes in any jurisdiction in which such an offer or sale would be unlawful.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

At March 31, 2017, Global Ship Lease owned 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, of 12.3 years. All vessels are currently fixed on time charters, 15 with CMA CGM. The average remaining term of the charters is 3.4 years or 3.7 years on a weighted basis.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in other reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.